Issuer Name:                 The Ziegler Companies, Inc.
Reporting Person:            Wallestad, Dennis A.
                             1255 Blue Ridge Boulevard
                             Elm Grove, Wisconsin 53122
Statement for:               April 1998
Relationship of
Reporting Person
to Issuer:                   Officer - Senior Vice President -
                                       Chief Financial Officer
Title of Security:           Common Stock
Transaction Date:            April 23, 1998
Transaction Code:            P
Amount of
Securities Acquired:         100
Price:                       $24.750
Amount of Securities
Beneficially Owned
at End of Month:             100
Ownership Form:              Direct